REPORT OF FOREIGN PRIVATE
ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2013

GRUPO AEROPORTUARIO DEL PACÍFICO S.A.B. DE C.V. (PACIFIC AIRPORT GROUP)
(Translation of Registrant’s Name Into English)

México
(Jurisdiction of incorporation or organization)

Avenida Mariano Otero No. 1249-B Torre Pacifico, Piso 6 Col. Rinconada del Bosque 44530 Guadalajara, Jalisco, México
(Address of principal executive offices)

          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

        Form 20-F   x     Form 40-F

        (Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes       No  x
          (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              .)

GRUPO AEROPORTUARIO DEL PACÍFICO, S.A.B. de C.V.
ANNOUNCES RESULTS FOR THE FIRST QUARTER 2013

Guadalajara, Jalisco, Mexico, April 25, 2013 – Grupo Aeroportuario del Pacífico, S.A.B. de C.V. (NYSE: PAC; BMV: GAP) (“the Company” or “GAP”) today reported its consolidated results for the first quarter ended March 31, 2013. Figures are unaudited and have been prepared in accordance with International Financial Reporting Standards (“IFRS”), issued by the International Accounting Standards Board (“IASB”). All amounts are presented in nominal pesos.

Summary of First Quarter 2013 vs. First Quarter 2012:

●
The sum of aeronautical and non-aeronautical revenues increased Ps. 98.0 million (9.0%). Aeronautical revenues increased by Ps. 47.3 million (5.6%) and non-aeronautical revenues increased by Ps. 50.7 million (21.5%) (non-aeronautical revenues include revenues from checked baggage inspection services). Total revenues, which include improvements to concession assets (IFRIC 12), increased Ps. 55.9 million (4.5%), due to the fact that the combined increase of aeronautical and non-aeronautical revenues was offset by a Ps. 42.1 million decrease in revenues from improvements to concession assets (IFRIC 12).

●
Cost of services decreased Ps. 14.5 million (5.4%), mainly as a result of a Ps. 13.6 million decrease in maintenance costs (primarily due to certain maintenance on infrastructure and equipment, which were scheduled for the second quarter in 2013, whereas in 2012 they occurred in the first quarter) and a Ps. 4.6 million decrease in other operating costs.  These declines were partially offset by increases in the costs of employees, security and insurance, which together increased Ps. 3.7 million.

●	Government concession taxes and the technical assistance fee increased Ps. 4.8 million (9.0%) and Ps. 5.4 million (14.2%), respectively.

●	Operating income increased Ps. 80.9 million (15.4%).

●
EBITDA increased Ps. 102.2 million (14.1%), from Ps. 724.7 million in 1Q12 to Ps. 826.9 million in 1Q13.  EBITDA margin increased from 58.1% in 1Q12 to 63.5% in 1Q13 (excluding the effects of IFRIC 12, EBITDA margin increased from 66.8% in 1Q12 to 69.9% in 1Q13).

●	Net income and comprehensive income increased by Ps. 112.2 million (26.4%).

For more information please visit www.aeropuertosgap.com.mx or contact:
In Mexico	In the U.S.
Miguel Aliaga, Institutional and Public Relations Officer
Rodrigo Guzmán, Chief Financial Officer	Maria Barona
Grupo Aeroportuario del Pacífico, S.A.B. de C.V.	i-advize Corporate Communications
Tel: 52 (33) 38801100	Tel: 212 406 3691
maliaga@aeropuertosgap.com.mx	gap@i-advize.com

Operating Results

During the first quarter of 2013, total terminal passengers increased by 294.2 thousand passengers, representing a 5.5% increase as compared to the same period in 2012. Domestic passenger traffic increased 7.4% (235.7 thousand additional passengers), while international passenger traffic increased 2.7% (58.5 thousand additional passengers). The increase in total terminal passengers in 1Q13 compared to 1Q12 was partially due to the timing of Holy Week vacation period, which took place during March in 2013 (first quarter), while in 2012 it occurred in April (second quarter).

Domestic passenger traffic increased in 1Q13 compared to 1Q12 as a result of the following:

The increase in domestic passenger traffic at the Guadalajara airport (94.1 thousand additional passengers) was due to the opening of routes by Volaris to Puebla, Chihuahua, Los Cabos, Los Mochis and Monterrey; by Aeroméxico to Veracruz and Villahermosa; and by VivaAerobus to Cancun, and also due to the increase in frequencies by Volaris to Mexico City, Cancun, Tijuana and Hermosillo; by VivaAerobus to Mexico City, Los Cabos, Veracruz, Villahermosa and Hermosillo; by Interjet to Mexico City and Tijuana; and by Aeroméxico to Chihuahua.

The increase in domestic passenger traffic at the Tijuana airport (78.9 thousand additional passengers) was due to the opening of routes by Volaris to Colima, Tepic and Queretaro and also due to an increase in frequencies by Volaris to Mexico City, Culiacan, Guadalajara, Morelia, Guanajuato, Aguascalientes, La Paz and Los Cabos; by Interjet to Mexico City and Guadalajara; and by VivaAerobus to Culiacan.

The increase in domestic passenger traffic at the Los Cabos airport (22.2 thousand additional passengers) was mainly driven by the opening of routes by Volaris to Guadalajara and by Magnicharters to Mazatlan, in addition to an increase in frequencies by VivaAerobus to Culiacan and Guadalajara and by Aeroméxico to Mexico City.

The increase in domestic passenger traffic at the Puerto Vallarta airport (19.6 thousand additional passengers) was primarily due to the opening of a route by Volaris to Mexico City and to an increase in frequencies by Interjet to Mexico City and by VivaAerobus to Monterrey.

The increase in domestic passenger traffic at the Guanajuato airport (12.2 thousand additional passengers) was attributable to the opening of a route to Cancun as well as an increase in frequencies to Tijuana, both by Volaris. Additionally, there were increases in the frequencies by Aeroméxico to Mexico City and Monterrey and by VivaAerobus to Monterrey.

The increase in domestic passenger traffic at the Aguascalientes airport (7.4 thousand additional passengers) was mainly due to the opening of a route to Cancun and an increased number of frequencies to Tijuana, both by Volaris.

Additionally, domestic passenger traffic increased at the airports of La Paz (6.1 thousand additional passengers), Manzanillo (5.7 thousand additional passengers), Los Mochis (1.1 thousand additional passengers) and Morelia (0.2 thousand additional passengers). These increases were partially offset by declines at the airports of Mexicali (7.3 thousand fewer passengers) and Hermosillo (4.5 thousand fewer passengers).

First Quarter 2013 Report	Page 2 of 18

International passenger traffic increased by 58.5 thousand passengers in 1Q13 compared to 1Q12, mainly as a result of the following:

The increase in international passenger traffic at the Los Cabos airport (63.7 thousand additional passengers) was mainly due to the opening of routes by Southwest (operated by AirTran Airways) to Orange County and Denver; by Spirit Airlines to San Diego; by WestJet to Winnipeg; and by Sunwing to Kelowna, and to an increase in frequencies by Alaska to San Jose and San Diego in California; by American Airlines to Dallas and Los Angeles; by United to Denver; and by Sunwing to Toronto.

The increase in international passenger traffic at the Guadalajara airport (9.1 thousand additional passengers) was mainly due to the opening of a route by Interjet to Orange County as well as to an increase in frequencies by Volaris to Oakland and Fresno; by Alaska Airlines to San Jose, California; by American Airlines to Dallas; and by Aeroméxico to Fresno.

The increase in international passenger traffic at the Aguascalientes airport (1.5 thousand additional passengers) was attributable to a higher number of frequencies by Volaris to Los Angeles and by American Airlines to Dallas.

In addition, international passenger traffic increased at the airports of Tijuana, Los Mochis and Mexicali (together, by 0.6 thousand additional passengers). This was partially offset by declines at the airports of Guanajuato (5.6 thousand fewer passengers), Manzanillo (5.0 thousand fewer passengers), Puerto Vallarta and La Paz (each, by 1.9 thousand fewer passengers), and Hermosillo and Morelia (each, by 0.9 thousand fewer passengers).

In 1Q13, the decline in international passenger traffic at the Guanajuato airport was primarily due to a lower number of frequencies by United to Houston and by Aeroméxico to Los Angeles. Furthermore, the decline in international passenger traffic at the Manzanillo airport was mainly due to the decrease of frequencies by Alaska to Los Angeles; by Canjet Airlines to Vancouver; and by Air Transat to Saskatoon.

First Quarter 2013 Report	Page 3 of 18

Domestic Terminal Passengers (in thousands):

International Terminal Passengers (in thousands):

First Quarter 2013 Report	Page 4 of 18

Total Terminal Passengers (in thousands):

First Quarter 2013 Consolidated Results

The sum of aeronautical and non-aeronautical revenues increased Ps. 98.0 million, or 9.0%, from Ps. 1,085.7 million in 1Q12 to Ps. 1,183.7 million in 1Q13. The increase in the sum of aeronautical and non-aeronautical revenues was offset by a decline in revenues from improvements to concession assets (IFRIC 12) of Ps. 42.1 million, or 26.2%, which resulted from a decrease in committed investments for 2013, which was 27.9% lower than the investments undertaken in 2012. As a result, total revenues in 1Q13 increased by Ps. 55.9 million (4.5%), from Ps. 1,246.4 million in 1Q12 to Ps. 1,302.3 million in 1Q13. Revenues from improvements to concession assets are recognized in accordance with International Financial Reporting Interpretation Committee 12 “Service Concession Arrangements” (IFRIC 12), but this recognition does not have a cash impact or an impact on the Company’s operating results.  Amounts included as a result of IFRIC 12 are related to construction undertaken during each quarter in accordance with the Company’s Master Development Programs.

All margins and ratios calculated using “Total Revenues” include revenues from improvements to concession assets (IFRIC 12), and, consequently, such margins and ratios may not be comparable to other ratios and margins, such as EBITDA margin, operating margin or other similar ratios, that are calculated based on those results of the Company that do have a cash impact.

First Quarter 2013 Report	Page 5 of 18

Aeronautical and non-aeronautical revenues

- Aeronautical services revenues increased Ps. 47.3 million, or 5.6% in 1Q13, representing 48.3% of the increase in the sum of aeronautical and non-aeronautical revenues, mainly due to the 5.5% increase in total passenger traffic in 1Q13 as compared to 1Q12. Of the total increase in aeronautical services revenues, 102.5% or Ps. 48.5 million, was the result of an increase in revenues from passenger charges, followed by an increase in revenues from aircraft landing, aircraft parking charges, complementary services and checked baggage inspection services, which together contributed 11.0%, or Ps. 5.2 million, of the total increase in aeronautical services revenues. These increases were partially offset by a decrease in revenues from rental space to airlines and a decrease in the revenues from operating airbuses and passenger walkways (GAP ceased providing this service beginning in November 2012, thus, during the first quarter of 2013 this service was provided by a third party) which together equaled approximately Ps. 6.4 million.

- Non-aeronautical services revenues increased Ps. 50.7 million (21.5%) in 1Q13 compared to 1Q12, representing 51.7% of the increase in the sum of aeronautical and non-aeronautical revenues, primarily due to revenue increases from the leasing of space to duty free stores, car parking, commercial spaces, time share developers, advertising services (a business line directly operated by the Company since June 2011) VIP lounges (a business line directly operated by the Company since 1Q12), food and beverages, and car rentals, which together represented Ps. 49.7 million, or 98.1%, of the total increase in non-aeronautical services revenues.  This increase was partially offset by an 8.3% decrease in cost recovery (totaling Ps. 1.8 million), mainly related to the checked baggage inspection services provided to Volaris. During 1Q12, Volaris, which represented 29.0% of GAP’s total traffic for the period received checked baggage services, but in 1Q13, Volaris, which represented 32.3% of GAP’s total traffic no longer received checked baggage services. The increase in car parking revenues, advertising and VIP lounges together represented Ps. 17.1 million, or 33.8%, of the total increase in non-aeronautical services revenues.  All of these are business lines either operated directly by the Company or in which the Company participates through certain of its own operations (for example, VIP lounges).

Total operating costs in 1Q13 decreased Ps. 25.0 million, or 3.5%, compared to 1Q12, mainly due to a decrease of Ps. 42.1 million in costs of improvements to concession assets, which resulted from a decrease in our committed investments for 2013 according to our Master Development Program, as well as a decrease of Ps. 14.5 million in the cost of services. The decline was partially offset by increases in the depreciation of assets, intangible assets amortization, government concession taxes and technical assistance fees, which together increased Ps. 31.6 million.

First Quarter 2013 Report	Page 6 of 18

➢	Cost of services which decreased Ps. 14.5 million (5.4%) compared to 1Q12, is composed of the following factors:

o
Employee costs increased Ps. 3.0 million (2.9%) compared to 1Q12, due to the fact that during 1Q13, employee severance payments were Ps. 2.0 million higher than in 1Q12, mainly as a result of the completion of the restructuring project of the personnel for the security checkpoints during 1Q13, as well as an increase of Ps. 0.7 million in other personnel expenses, among others.

o
Maintenance costs decreased Ps. 13.6 million (27.7%) compared to 1Q12, due mainly to certain expenses that were scheduled for 2Q13, such as the maintenance of terminal buildings, equipment, machinery, platforms and runways, whereas in 2012 these expenses occurred in the first quarter.

o
Security and insurance costs increased Ps. 0.7 million (1.8%) in 1Q13 compared to 1Q12.  The increase in security costs was mainly due to the contracting of additional personnel for the security checkpoints of GAP’s airports, which was partially offset by a reduction in checked baggage inspection services, mainly related to the cancelation by Volaris of these servicesas of 2Q12, but which were provided during 1Q12. During 1Q12, Volaris represented 29.0% of GAP’s total traffic.

o	Services costs in 1Q13 declined by Ps. 0.1 million (0.5%) compared to 1Q12.

o	Other operating costs decreased Ps. 4.6 million (9.2%), mainly due to the fact that during 1Q13, the Company incurred fewer costs for professional fees, among others.

➢
As a result of the increase in aeronautical and non-aeronautical revenues, government concession taxes increased Ps. 4.8 million (9.0%). The technical assistance fee increased Ps. 5.4 million (14.2%), mainly due to the increase in revenues and the decrease in the cost of services.

➢
Depreciation and amortization expenses increased Ps. 21.3 million, or 10.7%, compared to 1Q12, due to an increase in investments in machinery, equipment and improvements to concession assets in accordance with the Company’s Master Development Programs.

➢
Cost of improvements to concession assets (IFRIC 12) during 1Q13 decreased Ps. 42.1 million, from Ps. 160.8 million in 1Q12 to Ps. 118.7 million in 1Q13. This decline was a result of a decrease in committed investments for 2013, which will be 27.9% lower than the investments undertaken in 2012. These amounts are determined based on the construction and improvements commitments made in the Company’s Master Development Programs for each period and do not have a cash impact on the operating results of the Company.

First Quarter 2013 Report	Page 7 of 18

Operating margin increased 440 basis points, from 42.2% in 1Q12 to 46.6% in 1Q13, primarily due to increases in aeronautical and non-aeronautical revenues (excluding the effects of IFRIC 12, operating margin increased 290 basis points from 48.4% in 1Q12 to 51.3% in 1Q13). The nominal value of operating income increased Ps. 80.9 million, or 15.4%.

EBITDA margin increased 540 basis points, from 58.1% in 1Q12 to 63.5% in 1Q13, mainly due to increases in aeronautical and non-aeronautical revenues, as well as a reduction in costs of services (excluding the effects of IFRIC 12, EBITDA margin increased 310 basis points, from 66.8% in 1Q12 to 69.9% in 1Q13).  The nominal value of EBITDA increased Ps. 102.2 million, or 14.1%.

As mentioned above, margins and financial ratios that include revenues from improvements to concession assets (IFRIC 12) may not be comparable to margins and financial ratios that are calculated utilizing results that do have a cash impact.  Therefore, although operating and EBITDA margins vary when the effects of IFRIC 12 are included, the nominal results of operating income and EBITDA were not affected.

Finance expense increased Ps. 16.4 million in 1Q13 compared to 1Q12, from an income of Ps. 22.1 million in 1Q12 to Ps. 38.6 million in 1Q13. Interest went from revenue of Ps. 1.3 million in 1Q12 to an expense of Ps. 13.8 million in 1Q13, which represented a net expense of Ps. 15.1 million, due to: i) lower capitalization of interest bank loans in 2013, which increased financial expenses by Ps. 7.8 million and ii) a Ps. 7.7 million decline in the price of bonds. Additionally, during 1Q13, there was an exchange rate loss of an additional Ps. 1.3 million compared to 1Q12.

Net income and comprehensive income for 1Q13 increased by Ps. 112.2 million, or 26.4%, compared to 1Q12, mainly due to the variations previously explained, which generated an increase in earnings before taxes of Ps. 64.5 million, as well as the decline in income taxes, which declined from Ps. 78.7 million in 1Q12 to Ps. 31.0 million in 1Q13, generating a net effect of Ps. 47.7 million. This effect was caused by an increase in the deferred income tax benefit that increased from Ps. 60.7 million in 1Q12 to Ps. 130.8 million in 1Q13.  This was due to the fact that during 1Q12, inflation measured in terms of the variation in the National Consumer Price Index was 0.97%, while during 1Q13 it was 1.64%. This was offset by an increase in current taxes of Ps. 22.4 million, which rose from Ps. 139.4 million in 1Q12 to Ps. 161.8 million in 1Q13.

First Quarter 2013 Report	Page 8 of 18

Summary of Consolidated Results for 1Q13 (in thousands of pesos):

1Q12	1Q13	Change
Aeronautical Services	849,591	896,934	5.6%
Non aeronautical services	236,064	286,714	21.5%
Total Operational Revenues	**1,085,654**	**1,183,648**	**9.0%**
Services from improvements to concession assets (IFRIC 12)	160,779	118,664	-26.2%
Total Revenues	**1,246,434**	**1,302,311**	**4.5%**
Cost of services	268,954	254,432	-5.4%
Cost of improvements to concession assets (IFRIC 12)	160,779	118,664	-26.2%
Costs Subtotal	**429,733**	**373,095**	**-13.2%**
Operating Income	525,825	606,725	15.4%
EBITDA	724,704	826,879	14.1%
Net income and comprehensive income	424,929	537,156	26.4%
Net income and comprehensive income per share (pesos)	0.7574	0.9575	26.4%
Net income and comprehensive income per ADS (US dollars)	0.6150	0.7775	26.4%
Operating income margin %	42.2%	46.6%	10.4%
Operating income margin % (excluding IFRIC 12)	48.4%	51.3%	5.8%
EBITDA margin %	58.1%	63.5%	9.2%
EBITDA margin % (excluding IFRIC 12)	66.8%	69.9%	4.7%
Costs subtotal / Total revenues %	34.5%	28.6%	-16.9%
Cost of services / Total revenues % (excluding IFRIC 12)	24.8%	21.5%	-13.2%

- U.S. dollar figures were converted from pesos to U.S. dollars at a rate of Ps. 12.3155 per U.S. dollar (noon buying rate on March 29, 2013, as published by the Board of Governors of the Federal Reserve).

Other Important Data for 1Q13 (in thousands of pesos):

WLU= Workload units represent passenger traffic plus cargo units (1 cargo unit = 100 kilograms of cargo).

First Quarter 2013 Report	Page 9 of 18

Operating Costs for 1Q13 (in thousands of pesos):

Tariff Regulation

The Mexican Ministry of Communications and Transportation (“SCT”) regulates the majority of the Company’s activities through maximum rates, which represent the maximum aeronautical revenues allowed per workload unit (“WLU”) at each airport.

Regulated revenues for 1Q13 were Ps. 896.9 million, resulting from average aeronautical revenues of Ps. 148.2 per WLU. Regulated revenues accounted for 68.9% of total revenues and 75.8% of the sum of aeronautical and non-aeronautical revenues for the period.

The SCT performs annual reviews of the Company’s compliance with the maximum rates and has confirmed that the Company has complied for 2011. The Company expects to complete the 2012 review during the next quarter.

Statement of Financial Position

As of March 31, 2013, the Company had a balance of cash and cash equivalents of Ps. 2,089.0 million, of which Ps. 20.2 million is held in a trust to pay for the installation of the checked baggage inspection services. Additionally, it is important to note that the amount of cash includes guaranteed deposits from airlines of Ps. 392.2 million.

As of March 31, 2013, the Company’s principal assets consisted of the net balance of the concession value of Ps. 10,108.4 million, rights to use airport facilities of Ps. 1,256.3 million and improvements to concession assets, machinery and equipment, as well as improvements on leased buildings, of Ps. 5,799.9 million. These balances represented approximately 40.3%, 5.0% and 23.1%, of total assets, respectively.

First Quarter 2013 Report	Page 10 of 18

The balance of deferred income tax assets increased by Ps. 248.4 million as of March 31, 2013, as compared to March 31, 2012.  This increase occurred because the accounting values of the airport concessions’ assets, rights to use airport facilities and improvements to concession assets do not include the effects of inflation.  As a result, the book values are less than the taxable values, which recognize inflationary effects, and are therefore the primary driver of the increase in deferred income taxes.

CAPEX

During 1Q13, the Company invested Ps. 172.9 million in capital expenditures, mainly for investments carried out during 1Q13, as well as for investments for which payment was pending at the close of 2012, in accordance with IAS 7 “Statement of Cash Flows”.

Recent Events

•
On January 11, 2013, the Company prepaid the balance of the Company’s bank loan corresponding to the disbursements received on July 11, 2011, which was related to a credit agreement signed with Banamex on June 6, 2011. The amount of the payment was for Ps. 104.6 million, by which the loan was paid in full.

•
On February 7, 2013, the municipal authorities of Tijuana issued an order for payment, requiring that the Tijuana airport pay property taxes of Ps. 15.2 million for the 2008 – 2012 periods within three business days.  On February 28, 2013, we began an annulment proceeding against the claim.  On March 5, 2013 the authority established the amount to be guaranteed, and on March 8, 2013 we presented a bond to guarantee the amount claimed.

•
 On April 10, 2013, the Company received an additional line of credit from BBVA Bancomer, without actual guarantees other than cross-guarantees between the airports, for a total amount of Ps. 459.4 million, which will be used for the Guanajuato, Guadalajara, Hermosillo, Puerto Vallarta and Los Cabos airports. This credit will be used to finance committed capital investments for 2013 and 2014 pursuant to the Master Development Programs. The interest rate of this loan is equal to the 91-day Interbank Equilibrium Interest Rate (Tasa de Interés Interbancaria de Equilibrio; or “TIIE”) plus 133 and 138 basis points for 2013 and 2014, respectively, to be paid in 28 quarterly installments of capital and interest for each disbursement. On April 11, 2013, the Company received the first disbursement, and the remaining funding will be received during 2013 and 2014.

•
On April 16, 2013, the Company’s General Annual Ordinary Shareholders’ Meeting was held and approved, among other resolutions, the audited Financial Statements 2012, increasing the Company´s legal reserve by Ps. 82.4 million and a dividend payment of Ps. 1,210.0 million to be distributed equally among each share outstanding as of the payment date (excluding the shares repurchased by the Company). The dividend will be paid in two payments: i) PS. 907.5 million on or before May 31, 2013, and  ii) Ps. 302.5 million, on or before November 30, 2013.  Additionally, as previously disclosed the shareholders designated and/or ratified the members of the Company’s corporate governance bodies.

First Quarter 2013 Report	Page 11 of 18

Changes to Accounting Policies

Beginning January 1, 2013, the following International Financial Reporting Standards (“IFRS”) came into effect:

IFRS 13, “Fair Value Measurement”.
Amendment to IFRS 7 “Disclosures — Offsetting Financial Assets and Financial Liabilities”.
Amendment to IFRS “Annual improvements to IFRS 2009-2011, except for the amendments to IAS 1”.
Amendment to IAS 1, “Presentation of Concepts From Other Comprehensive Income”.

Financial Statements for the consolidated period ended March 31, 2013 have been prepared in accordance with IAS 34, “Interim Financial Reporting”.

* * *
Company Description:

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. operates twelve airports throughout Mexico’s Pacific region, including the major cities of Guadalajara and Tijuana, the four tourist destinations of Puerto Vallarta, Los Cabos, La Paz and Manzanillo, and six mid-sized cities: Hermosillo, Guanajuato, Morelia, Aguascalientes, Mexicali and Los Mochis. In February 2006, GAP’s shares were listed on the New York Stock Exchange under the ticker symbol “PAC” and on the Mexican Stock Exchange under the ticker symbol “GAP”.

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

In accordance with Section 806 of the Sarbanes-Oxley Act of 2002 and article 42 of the “Ley del Mercado de Valores”, GAP has implemented a “whistleblower” program, which allows complainants to anonymously and confidentially report suspected activities that may involve criminal conduct or violations. The telephone number in Mexico, facilitated by a fourth party that is in charge of collecting these complaints, is 01 800 563 00 47. The web site is www.lineadedenuncia.com/gap. GAP’s Audit Committee will be notified of all complaints for immediate investigation.
* * *

First Quarter 2013 Report	Page 12 of 18

Exhibit A: Operating Results by Airport (in thousands of pesos):

First Quarter 2013 Report	Page 13 of 18

Exhibit A: Operating Results by Airport (in thousands of pesos) - continued:

(1)	“Others” include the operating results of the Aguascalientes, La Paz, Los Mochis, Manzanillo, Mexicali and Morelia airports.

First Quarter 2013 Report	Page 14 of 18

Exhibit B: Consolidated Statement of Financial Position (in thousands of pesos):

First Quarter 2013 Report	Page 15 of 18

Exhibit C: Consolidated Statement of Cash Flows (in thousands of pesos):

First Quarter 2013 Report	Page 16 of 18

Exhibit D: Consolidated Statement of Comprehensive Income (in thousands of pesos):

1Q12	1Q13	Change
Revenues			
Aeronautical services	849,591	896,934	5.6%
Non aeronautical services	236,064	286,714	21.5%
Improvements to concession assets (IFRIC 12)	160,779	118,664	-26.2%
Total revenues	**1,246,434**	**1,302,311**	**4.5%**
Operating costs			
Cost of services	268,954	254,432	-5.4%
Technical assistance fee	38,132	43,544	14.2%
Government concession taxes	53,926	58,765	9.0%
Depreciation and amortization	198,880	220,154	10.7%
Other (income) expenses	- 62	28	-145.1%
Improvements to concession assets (IFRIC 12)	160,779	118,664	-26.2%
Total operating costs	**720,609**	**695,586**	**-3.5%**
Operating income	**525,825**	**606,725**	**15.4%**
Finance expense	- 22,143	- 38,568	74.2%
Earnings before income taxes	**503,682**	**568,157**	**12.8%**
Income taxes	- 78,754	- 31,000	-60.6%
Net income and comprehensive income	**424,929**	**537,156**	**26.4%**

First Quarter 2013 Report	Page 17 of 18

Exhibit E: Consolidated Stockholders’ Equity (in thousands of pesos):

As a part of the adoption of International Financial Reporting Standards (IFRS), the effects of inflation recognized under capital stock pursuant to Mexican Financial Reporting Standards (MFRS) through December 31, 2007, were reclassified as retained earnings because the accumulated inflation recognized under MFRS is not considered hyperinflationary according to IFRS.  This is because for legal and tax purposes in Mexico, Grupo Aeroportuario del Pacífico, S.A.B. de C.V., as an individual entity, will continue preparing and presenting separate financial information under MFRS.  Therefore, for any transaction between the Company and its shareholders related to Stockholders Equity, the Company must take into consideration the accounting balances prepared under MFRS as an individual entity and determine the tax impact under tax laws applicable in Mexico, which requires the use of MFRS.

First Quarter 2013 Report	Page 18 of 18

SIGNATURES

                        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Pacífico, S.A.B. de C.V.

By: /s/ RODRIGO GUZMAN PERERA Rodrigo Guzman Perera Chief Financial Officer

Date: April 25, 2013